FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	…………………………………………………… ,	2011	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 25, 2011	….	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2011

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF ENDED JUNE 30, 2011

July 25, 2011

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2011	Three months ended June 30, 2010	Change(%)		Three months ended June 30, 2011
Net sales	¥836,574	¥970,358	-	13.8	$10,328,074
Operating profit	78,411	113,438	-	30.9	968,037
Income before income taxes	81,627	112,651	-	27.5	1,007,741
Net income attributable to Canon Inc.	¥53,861	¥67,638	-	20.4	$664,951

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥43.99	¥54.67	-	19.5	$0.54
- Diluted	43.99	54.66	-	19.5	0.54

CONSOLIDATED RESULTS FOR THE FIRST HALF

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Six months ended June 30, 2011	Six months ended June 30, 2010	Change(%)		Six months ended June 30, 2011	Year ending December 31, 2011	Change(%)
Net sales	¥1,675,765	¥1,725,884	-	2.9	$20,688,457	¥3,780,000	+	2.0
Operating profit	160,913	200,281	-	19.7	1,986,580	380,000	-	1.9
Income before income taxes	163,659	201,503	-	18.8	2,020,481	380,000	-	3.3
Net income attributable to Canon Inc.	¥109,323	¥124,449	-	12.2	$1,349,667	¥260,000	+	5.4

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥89.16	¥100.68	-	11.4	$1.10	¥213.89	+	7.1
- Diluted	89.16	100.68	-	11.4	1.10	-		-

	Actual
	As of June 30, 2011	As of December 31, 2010	Change(%)		As of June 30, 2011
Total assets	¥3,994,744	¥3,983,820	+	0.3	$49,317,827

Canon Inc. stockholders’ equity	¥2,645,115	¥2,645,782	-	0.0	$32,655,741

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.

U.S. dollar amounts are translated from yen at the rate of JPY81=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2011, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2011 Second Quarter in Review

Looking back at the global economy in the second quarter of 2011, the United States saw a temporary slowdown due to supply chain disruptions triggered by the earthquake that struck northeastern Japan coupled with surges in fuel and food prices, while in Europe, trends continued to vary by country. In Japan, although the economy decelerated in the wake of the Great East Japan Earthquake mainly due to a drop in production activities, the economies of China and India continued to achieve solid growth fueled by stable domestic demand, leading to a continued moderate recovery of the global economy.

As for the markets in which Canon operates amid these conditions, within the office equipment market, while demand for network digital multifunction devices (MFDs) in the Japanese market declined due to the adverse effects of the earthquake, overseas markets continued to realize a moderate recovery. The laser printer market continued to display solid growth boosted by emerging economies. With regard to the consumer products market, demand for compact digital cameras grew steadily, mainly in emerging markets, while the market for digital single-lens reflex (SLR) cameras continued to realize robust growth in all regions with the exception of Japan. Overall demand for inkjet printers remained at around the same level as the previous year. In the industry and others sector, while active investment by chip manufacturers fueled growth in sales of semiconductor lithography equipment, demand for liquid crystal display (LCD) lithography equipment marked a significant decline largely due to decreases in investment following the large-scale outlays made in the previous year and a drop in LCD panel prices. Some of these markets incurred temporary product-supply shortages due to the impact of lower production in the aftermath of the Great East Japan Earthquake.

Despite the direct impact the earthquake had on Canon, including damage to buildings and production facilities, along with the significant effects of decreased production triggered by supply shortages of components, Canon swiftly launched recovery and restoration measures, realizing a recovery in parts procurement and rebuilding production systems ahead of initial forecasts, effectively minimizing the impact on Canon’s operating results and financial position.

The average values of the yen during the second quarter and first half of the year were ¥81.58 and ¥81.92 to the U.S. dollar, respectively, year-on-year appreciations of approximately ¥10 and ¥9, and ¥117.28 and ¥114.95 to the euro, respectively, a year-on-year depreciation of approximately ¥1 and appreciation of approximately ¥5.

Net sales for the second quarter totaled ¥836.6 billion (U.S.$10,328 million), a decrease of 13.8% from the year-ago period, largely due to such factors as the appreciation of the yen against the U.S. dollar and a shift in market demand toward more competitively priced products, along with reduction in sales resulting from the significant impact on production of compact digital cameras and digital network MFDs caused by supply shortages of components following the earthquake, and decreased sales of LCD lithography equipment as an outcome of the sluggish market. Net sales for the six months ended June 30, 2011 totaled ¥1,675.8 billion (U.S.$20,688 million), a year-on-year decrease of 2.9%, reflecting the effects of new consolidation arising from the acquisition of Océ N.V. in the previous year. Despite the appreciation of the yen against the U.S. dollar and decreased production turnover resulting from the earthquake, the gross profit ratio for the second quarter improved by 1.0 points overall from the year-ago period, reaching 50.0% thanks to ongoing cost-cutting efforts. The gross profit ratio for the first half of the year rose 0.3 points to 49.2%. Gross profit for the second quarter totaled ¥418.5 billion (U.S.$5,167 million), a year-on-year decrease of 12.0%, and totaled ¥824.7 billion (U.S.$10,182 million) for the first six months, a year-on-year decline of 2.3%. Operating expenses decreased by ¥21.8 billion (U.S.$269 million) for the quarter owing to Group-wide efforts to thoroughly reduce spending. For the six months ended June 30, 2011, however, the amount increased by ¥20.2 billion (U.S.$249 million), mainly stemming from the new consolidation. Consequently, second-quarter operating profit decreased by 30.9% to ¥78.4 billion (U.S.$968 million) while operating profit for the first half of the year decreased by 19.7% to ¥160.9 billion (U.S.$1,987 million). Other income (deductions) achieved a turnaround of ¥4.0 billion (U.S.$49 million), while income before income taxes for the second quarter totaled ¥81.6 billion (U.S.$1,008 million), a drop of 27.5% from the year-ago period, and ¥163.7 billion (U.S.$2,020 million) for the first half, a decline of 18.8% year on year. Net income attributable to Canon Inc. decreased by 20.4% to ¥53.9 billion (U.S.$665 million) for the quarter and declined 12.2% to ¥109.3 billion (U.S.$1,350 million) for the first six months of the year.

Basic net income attributable to Canon Inc. stockholders per share for the second quarter was ¥43.99 (U.S.$0.54), a decrease of ¥10.68 (U.S.$0.13) compared with the corresponding quarter of the previous year, and ¥89.16 (U.S.$1.10) for the first half of 2011, a year-on-year decrease of ¥11.52 (U.S.$0.14).

Results by Segment

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, despite the admirable sales performance of imageRUNNER ADVANCE-series products, sales volume of digital network MFDs decreased from the year-ago period due to the impact on production arising from parts-supply shortages following the earthquake. As for laser printers, buoyed by hearty demand, sales volume remained in line with that from the corresponding period of the previous year thanks to efforts targeting an early recovery in production and expanded sales. Consequently, second-quarter sales for the segment totaled ¥465.8 billion (U.S.$5,751 million), a drop of 10.8% year on year, reflecting the appreciation of the yen against the U.S. dollar. Likewise, operating profit for the quarter decreased by 28.6% to ¥59.8 billion (U.S.$739 million) due to the decline in gross profit accompanying reduced sales. Sales for the combined first six months of the year totaled ¥946.7 billion (U.S.$11,687 million), growing 1.7% year on year owing to the impact of the new consolidation in the previous year, while operating profit decreased by 21.2% to ¥122.9 billion (U.S.$1,517 million).

Within the Consumer Business Unit, demand for digital SLR cameras continued to display solid growth. Amid the effects of parts-supply shortages, efforts to swiftly recover production levels and boost sales of such products as the competitively priced EOS Digital Rebel-series models and the advanced-amateur-model EOS 60D, resulted in sales volume comparable to that from the corresponding year-ago period. As for compact digital cameras, despite the launch of ten new ELPH (IXUS)-series and PowerShot-series models in the first quarter, unit sales decreased from the previous year, reflecting the significant impact of parts-supply shortages. With regard to inkjet printers, although sales in emerging markets displayed solid growth, unit sales overall recorded only a slight increase as a result of price competition among market players, mainly in Europe. Accordingly, second-quarter sales for the Consumer Business Unit declined by 17.0% year on year to ¥302.2 billion (U.S.$3,731 million), affected by the appreciation of the yen against the U.S. dollar along with the shift in demand toward lower priced products. Quarterly operating profit decreased by 32.3% to ¥45.3 billion (U.S.$559 million), reflecting the decrease in gross profit accompanying the reduction in sales. Sales for the first six months totaled ¥591.8 billion (U.S.$7,307 million), a decline of 9.5% year on year, while operating profit totaled ¥85.2 billion (U.S.$1,052 million), a decrease of 25.4% year on year.

In the Industry and Others Business Unit, while semiconductor lithography equipment recorded robust unit sales in response to the rapid restoration of production facilities amid growing demand, unit sales of LCD lithography equipment dropped substantially in the face of shrinking demand for equipment to produce large-size panels which Canon boasts strong performance. Consequently, second-quarter sales for the segment decreased by 16.2% to ¥91.3 billion (U.S.$1,127 million) while operating profit totaled ¥4.8 billion (U.S.$60 million), a turnaround of ¥10.3 billion (U.S.$127 million) through the improved gross profit ratio along with efforts to curb expenses. Sales for the first half of the year totaled ¥183.0 billion (U.S.$2,260 million), a drop of 4.3% year on year, while operating profit was ¥11.4 billion (U.S.$141 million), a turnaround of ¥19.8 billion (U.S.$245 million) from the year-ago period.

Cash Flow

During the first half of 2011, cash flow from operating activities totaled ¥190.8 billion (U.S.$2,356 million), a decrease of ¥157.8 billion (U.S.$1,948 million) compared with the year-ago period, as a result of decreased sales and profit triggered by the Great East Japan Earthquake. Due to ongoing capital investment focused on higher priority items and corporate acquisition activities from the year-ago period, cash flow from investing activities decreased ¥103.7 billion (U.S.$1,280 million) year on year, totaling ¥73.3 billion (U.S.$905 million). Accordingly, free cash flow totaled ¥117.5 billion (U.S.$1,451 million), a decrease of ¥54.1 billion (U.S.$668 million) from the previous year.

Cash flow from financing activities recorded an outlay of ¥126.4 billion (U.S.$1,561 million), mainly arising from the dividend payout and repurchases of treasury stock. Owing to these factors, as well as the positive impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥8.0 billion (U.S.$99 million) year on year to ¥848.6 billion (U.S.$10,477 million).

Outlook

As for the outlook in the third quarter onward, despite increasing downward risks, the trend of moderate recovery is expected to continue. Although concerns continue for the high unemployment in the United States and the debt crises in Europe are still yet to be resolved, these economies are expected to continue to gradually improve, while such emerging economies as China and India are expected to continue realizing healthy growth. In contrast, the Japanese economy is expected to take considerable time to recover from the effects of the earthquake.

In the businesses in which Canon is involved, within the office equipment market, demand for such products as network digital MFDs and laser printers is projected to grow steadily, particularly in emerging economies. As for the consumer products market, demand for digital SLR cameras is expected to achieve robust growth while demand for compact digital cameras and inkjet printers should grow steadily. In the industry and others market, while demand for semiconductor lithography equipment will likely increase steadily for the time being, demand for LCD lithography equipment is expected to decline compared with the year-ago period.

With regard to currency exchange rates for the third quarter onward, on which Canon’s performance outlook is based, despite the uncertain prospects of such factors as the sovereign debt crises in Europe and the future interest rate policies and economic forecasts of major countries, Canon anticipates exchange rates for the period of ¥80 to the U.S. dollar and ¥115 to the euro, representing an appreciation of approximately ¥7 against the U.S. dollar and the same approximate level against the euro compared with the annual average rates of the previous year.

Although uncertainty remains over such factors as electricity shortages, upon taking into consideration the abovementioned foreign exchange rate assumptions, current economic forecasts and an expected second-half boost in sales supported by the swift recovery of production, Canon projects full-year consolidated net sales of ¥3,780.0 billion (U.S.$46,667 million), a year-on-year increase of 2.0%; operating profit of ¥380.0 billion (U.S.$4,691 million), a year-on-year decrease of 1.9%; income before income taxes of ¥380.0 billion (U.S.$4,691 million), a year-on-year decrease of 3.3%; and net income attributable to Canon Inc. of ¥260.0 billion (U.S.$3,210 million), a year-on-year increase of 5.4%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2011		Change	Year ended December 31, 2010	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥3,730,000	¥3,780,000	¥50,000	¥3,706,901	+2.0%
Operating profit	335,000	380,000	45,000	387,552	-1.9%
Income before income taxes	330,000	380,000	50,000	392,863	-3.3%
Net income attributable to Canon Inc.	¥220,000	¥260,000	¥40,000	¥246,603	+5.4%

Basic Policy Regarding Profit Distribution

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

Canon Inc. plans to distribute an interim dividend of ¥60.00 (U.S.$0.74) per share for the first half of fiscal 2011, half the amount of the annual dividend paid out in fiscal 2010, to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1.  CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of June 30, 2011	As of December 31, 2010	Change	As of June 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥848,619	¥840,579	¥8,040	$10,476,778
Short-term investments	78,248	96,815	(18,567)	966,025
Trade receivables, net	492,157	557,504	(65,347)	6,076,012
Inventories	478,719	384,777	93,942	5,910,111
Prepaid expenses and other current assets	257,671	250,754	6,917	3,181,123

Total current assets	2,155,414	2,130,429	24,985	26,610,049
Noncurrent receivables	16,531	16,771	(240)	204,086
Investments	61,833	81,529	(19,696)	763,370
Property, plant and equipment, net	1,204,153	1,201,968	2,185	14,866,086
Intangible assets, net	150,404	153,021	(2,617)	1,856,840
Other assets	406,409	400,102	6,307	5,017,396

Total assets	¥3,994,744	¥3,983,820	¥10,924	$49,317,827

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥12,360	¥7,200	¥5,160	$152,593
Trade payables	392,809	383,251	9,558	4,849,494
Accrued income taxes	58,391	72,482	(14,091)	720,877
Accrued expenses	274,584	299,710	(25,126)	3,389,926
Other current liabilities	161,993	134,298	27,695	1,999,912

Total current liabilities	900,137	896,941	3,196	11,112,802
Long-term debt, excluding current installments	5,572	4,131	1,441	68,790
Accrued pension and severance cost	200,468	197,609	2,859	2,474,914
Other noncurrent liabilities	77,837	75,502	2,335	960,951

Total liabilities	1,184,014	1,174,183	9,831	14,617,457

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	2,157,556
Additional paid-in capital	401,234	400,425	809	4,953,506
Legal reserve	57,851	57,930	(79)	714,210
Retained earnings	2,994,227	2,965,237	28,990	36,965,765
Accumulated other comprehensive income (loss)	(371,103)	(390,459)	19,356	(4,581,519)
Treasury stock, at cost	(611,856)	(562,113)	(49,743)	(7,553,777)

Total Canon Inc. stockholders’ equity	2,645,115	2,645,782	(667)	32,655,741
Noncontrolling interests	165,615	163,855	1,760	2,044,629

Total equity	2,810,730	2,809,637	1,093	34,700,370

Total liabilities and equity	¥3,994,744	¥3,983,820	¥10,924	$49,317,827

	Millions of yen			Thousands of U.S. dollars
	As of June 30, 2011	As of December 31, 2010		As of June 30, 2011
Notes:
1. Allowance for doubtful receivables	¥14,452	¥14,920		$178,420
2. Accumulated depreciation	2,016,701	1,909,703		24,897,543
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(305,345)	(325,612)		(3,769,691)
Net unrealized gains and losses on securities	1,773	3,020		21,889
Net gains and losses on derivative instruments	463	917		5,716
Pension liability adjustments	(67,994)	(68,784)		(839,433)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2011	Three months ended June 30, 2010	Change(%)		Three months ended June 30, 2011
Net sales	¥836,574	¥970,358	-	13.8	$10,328,074
Cost of sales	418,075	494,995			5,161,420

Gross profit	418,499	475,363	-	12.0	5,166,654
Operating expenses:
Selling, general and administrative expenses	264,009	280,033			3,259,370
Research and development expenses	76,079	81,892			939,247

	340,088	361,925			4,198,617

Operating profit	78,411	113,438	-	30.9	968,037
Other income (deductions):
Interest and dividend income	2,124	1,722			26,222
Interest expense	(234)	(867)			(2,889)
Other, net	1,326	(1,642)			16,371

	3,216	(787)			39,704

Income before income taxes	81,627	112,651	-	27.5	1,007,741

Income taxes	26,207	43,858			323,543

Consolidated net income	55,420	68,793			684,198
Less: Net income attributable to noncontrolling interests	1,559	1,155			19,247

Net income attributable to Canon Inc.	¥53,861	¥67,638	-	20.4	$664,951

Note:	Consolidated comprehensive income(loss) for the three months ended June 30, 2011 and 2010 was JPY 37,266 million (U.S.$460,074 thousand) and JPY (5,095) million , respectively.

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2011	Six months ended June 30, 2010	Change(%)		Six months ended June 30, 2011
Net sales	¥1,675,765	¥1,725,884	-	2.9	$20,688,457
Cost of sales	851,029	881,953			10,506,531

Gross profit	824,736	843,931	-	2.3	10,181,926
Operating expenses:
Selling, general and administrative expenses	517,649	490,825			6,390,729
Research and development expenses	146,174	152,825			1,804,617

	663,823	643,650			8,195,346

Operating profit	160,913	200,281	-	19.7	1,986,580
Other income (deductions):
Interest and dividend income	3,760	2,743			46,420
Interest expense	(672)	(953)			(8,296)
Other, net	(342)	(568)			(4,223)

	2,746	1,222			33,901

Income before income taxes	163,659	201,503	-	18.8	2,020,481

Income taxes	52,259	73,975			645,172

Consolidated net income	111,400	127,528			1,375,309
Less: Net income attributable to noncontrolling interests	2,077	3,079			25,642

Net income attributable to Canon Inc.	¥109,323	¥124,449	-	12.2	$1,349,667

Note:	Consolidated comprehensive income for the six months ended June 30, 2011 and 2010 was JPY 131,884 million (U.S.$1,628,198 thousand) and JPY 52,747 million , respectively.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Three months ended June 30, 2011	Three months ended June 30, 2010	Change(%)		Three months ended June 30, 2011
Office	¥465,799	¥521,943	-	10.8	$5,750,605
Consumer	302,216	364,027	-	17.0	3,731,062
Industry and Others	91,256	108,930	-	16.2	1,126,617
Eliminations	(22,697)	(24,542)	-	-	(280,210)

Total	¥836,574	¥970,358	-	13.8	$10,328,074

	Millions of yen				Thousands of U.S. dollars
Sales by region	Three months ended June 30, 2011	Three months ended June 30, 2010	Change(%)		Three months ended June 30, 2011
Japan	¥165,556	¥170,145	-	2.7	$2,043,901
Overseas:
Americas	230,519	269,939	-	14.6	2,845,914
Europe	268,641	310,969	-	13.6	3,316,556
Asia and Oceania	171,858	219,305	-	21.6	2,121,703

	671,018	800,213	-	16.1	8,284,173

Total	¥836,574	¥970,358	-	13.8	$10,328,074

Results for the first half	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Six months ended June 30, 2011	Six months ended June 30, 2010	Change(%)		Six months ended June 30, 2011
Office	¥946,661	¥931,077	+	1.7	$11,687,173
Consumer	591,837	654,314	-	9.5	7,306,630
Industry and Others	183,049	191,258	-	4.3	2,259,864
Eliminations	(45,782)	(50,765)	-	-	(565,210)

Total	¥1,675,765	¥1,725,884	-	2.9	$20,688,457

	Millions of yen				Thousands of U.S. dollars
Sales by region	Six months ended June 30, 2011	Six months ended June 30, 2010	Change(%)		Six months ended June 30, 2011
Japan	¥323,604	¥337,661	-	4.2	$3,995,111
Overseas:
Americas	447,053	474,494	-	5.8	5,519,173
Europe	548,594	541,647	+	1.3	6,772,765
Asia and Oceania	356,514	372,082	-	4.2	4,401,408

	1,352,161	1,388,223	-	2.6	16,693,346

Total	¥1,675,765	¥1,725,884	-	2.9	$20,688,457

Notes: 1. The primary products included in each of the segments are as follows:

Office:	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Personal-use network digital MFDs / Office copying machines / Full-color copying machines / Personal-use copying machines / Laser printers / Large format inkjet printers / Digital production printers

Consumer:	Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders / Inkjet multifunction printers / Single function inkjet printers / Image scanners / Broadcast equipment / Calculators

Industry and Others :	Semiconductor lithography equipment / LCD lithography equipment / Medical image recording equipment /Ophthalmic products / Magnetic heads / Micromotors / Computers / Handy terminals / Document scanners

               2. The principal countries and regions included in each regional category are as follows:

Americas:	United States of America, Canada, Latin America / Europe: United Kingdom, Germany, France, Netherlands /Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Six months ended June 30, 2011	Six months ended June 30, 2010	Six months ended June 30, 2011
Cash flows from operating activities:
Consolidated net income	¥111,400	¥127,528	$1,375,309
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	127,587	125,968	1,575,148
Loss on disposal of fixed assets	4,914	4,597	60,667
Deferred income taxes	(1,627)	4,911	(20,086)
Decrease in trade receivables	91,225	15,598	1,126,235
Increase in inventories	(83,978)	(49,876)	(1,036,765)
Increase (decrease) in trade payables	(9,859)	87,995	(121,716)
Increase (decrease) in accrued income taxes	(14,803)	19,734	(182,753)
Decrease in accrued expenses	(32,986)	(24,228)	(407,235)
Increase (decrease) in accrued (prepaid) pension and severance cost	(300)	2,605	(3,704)
Other, net	(748)	33,743	(9,236)

Net cash provided by operating activities	190,825	348,575	2,355,864
Cash flows from investing activities:
Purchases of fixed assets	(104,307)	(96,783)	(1,287,741)
Proceeds from sale of fixed assets	616	1,306	7,605
Purchases of available-for-sale securities	(540)	(9,028)	(6,667)
Proceeds from sale and maturity of available-for-sale securities	1,469	24	18,136
(Increase) decrease in time deposits, net	17,729	(16,840)	218,877
Acquisitions of subsidiaries, net of cash acquired	17	(55,533)	210
Purchases of other investments	(127)	(505)	(1,568)
Other, net	11,835	377	146,111

Net cash used in investing activities	(73,308)	(176,982)	(905,037)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	593	3,107	7,321
Repayments of long-term debt	(2,345)	(2,751)	(28,951)
Increase (decrease) in short-term loans, net	6,582	(76,661)	81,259
Dividends paid	(79,850)	(67,897)	(985,802)
Repurchases of treasury stock, net	(49,843)	(5,022)	(615,346)
Other, net	(1,571)	(1,381)	(19,395)

Net cash used in financing activities	(126,434)	(150,605)	(1,560,914)
Effect of exchange rate changes on cash and cash equivalents	16,957	(44,325)	209,346

Net change in cash and cash equivalents	8,040	(23,337)	99,259
Cash and cash equivalents at beginning of period	840,579	795,034	10,377,519

Cash and cash equivalents at end of period	¥848,619	¥771,697	$10,476,778

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6. SEGMENT INFORMATION

(1) SEGMENT INFORMATION BY BUSINESS UNIT

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2011	Three months ended June 30, 2010	Change(%)		Three months ended June 30, 2011
Office
Net sales:
External customers	¥464,301	¥521,061	-	10.9	$5,732,111
Intersegment	1,498	882	+	69.8	18,494

Total	465,799	521,943	-	10.8	5,750,605

Operating cost and expenses	405,957	438,159	-	7.3	5,011,815

Operating profit	¥59,842	¥83,784	-	28.6	$738,790

Consumer
Net sales:
External customers	¥301,993	¥363,562	-	16.9	$3,728,309
Intersegment	223	465	-	52.0	2,753

Total	302,216	364,027	-	17.0	3,731,062

Operating cost and expenses	256,901	297,094	-	13.5	3,171,618

Operating profit	¥45,315	¥66,933	-	32.3	$559,444

Industry and Others
Net sales:
External customers	¥70,280	¥85,735	-	18.0	$867,654
Intersegment	20,976	23,195	-	9.6	258,963

Total	91,256	108,930	-	16.2	1,126,617

Operating cost and expenses	86,422	114,354	-	24.4	1,066,938

Operating profit (loss)	¥4,834	¥(5,424)		-	$59,679

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(22,697)	(24,542)		-	(280,210)

Total	(22,697)	(24,542)		-	(280,210)

Operating cost and expenses	8,883	7,313		-	109,666

Operating profit	¥(31,580)	¥(31,855)		-	$(389,876)

Consolidated
Net sales:
External customers	¥836,574	¥970,358	-	13.8	$10,328,074
Intersegment	-	-		-	-

Total	836,574	970,358	-	13.8	10,328,074

Operating cost and expenses	758,163	856,920	-	11.5	9,360,037

Operating profit	¥78,411	¥113,438	-	30.9	$968,037

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2011	Six months ended June 30, 2010	Change(%)		Six months ended June 30, 2011
Office
Net sales:
External customers	¥943,352	¥926,577	+	1.8	$11,646,321
Intersegment	3,309	4,500	-	26.5	40,852

Total	946,661	931,077	+	1.7	11,687,173

Operating cost and expenses	823,767	775,206	+	6.3	10,169,963

Operating profit	¥122,894	¥155,871	-	21.2	$1,517,210

Consumer
Net sales:
External customers	¥591,361	¥653,291	-	9.5	$7,300,753
Intersegment	476	1,023	-	53.5	5,877

Total	591,837	654,314	-	9.5	7,306,630

Operating cost and expenses	506,613	540,048	-	6.2	6,254,482

Operating profit	¥85,224	¥114,266	-	25.4	$1,052,148

Industry and Others
Net sales:
External customers	¥141,052	¥146,016	-	3.4	$1,741,383
Intersegment	41,997	45,242	-	7.2	518,481

Total	183,049	191,258	-	4.3	2,259,864

Operating cost and expenses	171,612	199,637	-	14.0	2,118,666

Operating profit (loss)	¥11,437	¥(8,379)		-	$141,198

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(45,782)	(50,765)		-	(565,210)

Total	(45,782)	(50,765)		-	(565,210)

Operating cost and expenses	12,860	10,712		-	158,766

Operating profit	¥(58,642)	¥(61,477)		-	$(723,976)

Consolidated
Net sales:
External customers	¥1,675,765	¥1,725,884	-	2.9	$20,688,457
Intersegment	-	-		-	-

Total	1,675,765	1,725,884	-	2.9	20,688,457

Operating cost and expenses	1,514,852	1,525,603	-	0.7	18,701,877

Operating profit	¥160,913	¥200,281	-	19.7	$1,986,580

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2011	Three months ended June 30, 2010	Change(%)		Three months ended June 30, 2011
Japan
Net sales:
External customers	¥181,418	¥215,079	-	15.7	$2,239,728
Intersegment	435,167	518,487	-	16.1	5,372,432

Total	616,585	733,566	-	15.9	7,612,160

Operating cost and expenses	520,779	618,506	-	15.8	6,429,370

Operating profit	¥95,806	¥115,060	-	16.7	$1,182,790

Americas
Net sales:
External customers	¥228,738	¥265,607	-	13.9	$2,823,926
Intersegment	3,948	788	+	401.0	48,741

Total	232,686	266,395	-	12.7	2,872,667

Operating cost and expenses	229,321	258,837	-	11.4	2,831,124

Operating profit	¥3,365	¥7,558	-	55.5	$41,543

Europe
Net sales:
External customers	¥267,776	¥309,486	-	13.5	$3,305,877
Intersegment	1,129	932	+	21.1	13,938

Total	268,905	310,418	-	13.4	3,319,815

Operating cost and expenses	261,581	297,294	-	12.0	3,229,395

Operating profit	¥7,324	¥13,124	-	44.2	$90,420

Asia and Oceania
Net sales:
External customers	¥158,642	¥180,186	-	12.0	$1,958,543
Intersegment	149,572	184,022	-	18.7	1,846,568

Total	308,214	364,208	-	15.4	3,805,111

Operating cost and expenses	298,305	350,070	-	14.8	3,682,778

Operating profit	¥9,909	¥14,138	-	29.9	$122,333

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(589,816)	(704,229)		-	(7,281,679)

Total	(589,816)	(704,229)		-	(7,281,679)

Operating cost and expenses	(551,823)	(667,787)		-	(6,812,630)

Operating profit	¥(37,993)	¥(36,442)		-	$(469,049)

Consolidated
Net sales:
External customers	¥836,574	¥970,358	-	13.8	$10,328,074
Intersegment	-	-		-	-

Total	836,574	970,358	-	13.8	10,328,074

Operating cost and expenses	758,163	856,920	-	11.5	9,360,037

Operating profit	¥78,411	¥113,438	-	30.9	$968,037

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2011	Six months ended June 30, 2010	Change(%)		Six months ended June 30, 2011
Japan
Net sales:
External customers	¥358,894	¥404,462	-	11.3	$4,430,790
Intersegment	878,099	952,682	-	7.8	10,840,729

Total	1,236,993	1,357,144	-	8.9	15,271,519

Operating cost andexpenses	1,054,653	1,146,939	-	8.0	13,020,408

Operating profit	¥182,340	¥210,205	-	13.3	$2,251,111

Americas
Net sales:
External customers	¥444,415	¥466,654	-	4.8	$5,486,605
Intersegment	7,061	1,112	+	535.0	87,173

Total	451,476	467,766	-	3.5	5,573,778

Operating cost andexpenses	447,066	456,262	-	2.0	5,519,334

Operating profit	¥4,410	¥11,504	-	61.7	$54,444

Europe
Net sales:
External customers	¥545,489	¥538,336	+	1.3	$6,734,432
Intersegment	2,011	2,188	-	8.1	24,827

Total	547,500	540,524	+	1.3	6,759,259

Operating cost andexpenses	528,857	520,566	+	1.6	6,529,099

Operating profit	¥18,643	¥19,958	-	6.6	$230,160

Asia and Oceania
Net sales:
External customers	¥326,967	¥316,432	+	3.3	$4,036,630
Intersegment	335,430	335,783	-	0.1	4,141,111

Total	662,397	652,215	+	1.6	8,177,741

Operating cost andexpenses	638,212	627,262	+	1.7	7,879,161

Operating profit	¥24,185	¥24,953	-	3.1	$298,580

Corporate andEliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(1,222,601)	(1,291,765)		-	(15,093,840)

Total	(1,222,601)	(1,291,765)		-	(15,093,840)

Operating cost andexpenses	(1,153,936)	(1,225,426)		-	(14,246,125)

Operating profit	¥(68,665)	¥(66,339)		-	$(847,715)

Consolidated
Net sales:
External customers	¥1,675,765	¥1,725,884	-	2.9	$20,688,457
Intersegment	-	-		-	-

Total	1,675,765	1,725,884	-	2.9	20,688,457

Operating cost andexpenses	1,514,852	1,525,603	-	0.7	18,701,877

Operating profit	¥160,913	¥200,281	-	19.7	$1,986,580

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7. SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY

    Not applicable.

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	June 30, 2011	December 31, 2010	Change
Subsidiaries	297	294	3
Affiliates	13	14	(1)
Total	310	308	2

2.	Change in Group Entities

Subsidiaries
Addition:	6 companies
Removal:	3 companies

Affiliates(Carried at Equity Basis)
Removal:	1 company

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.
Osaka Stock Exchange (2nd section): ELK CORPORATION

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

July 25, 2011

CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER

AND THE FIRST HALF ENDED JUNE 30, 2011

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1

2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2

3.	OTHER INCOME / DEDUCTIONS	S 2

4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3

5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3

6.	PROFITABILITY	S 4

7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4

8.	STATEMENTS OF CASH FLOWS	S 4

9.	R&D EXPENDITURE	S 5

10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5

11.	INVENTORIES	S 5

12.	DEBT RATIO	S 5

13.	OVERSEAS PRODUCTION RATIO	S 5

14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT

(Millions of yen)

	2011			2010			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Japan
Office	88,398	179,457	-	96,246	191,760	376,928	-8.2%	-6.4%	-
Consumer	41,142	79,774	-	50,454	96,631	216,509	-18.5%	-17.4%	-
Industry and Others	36,016	64,373	-	23,445	49,270	102,312	+53.6%	+30.7%	-
Total	165,556	323,604	715,100	170,145	337,661	695,749	-2.7%	-4.2%	+2.8%
Overseas
Office	375,903	763,895	-	424,815	734,817	1,602,017	-11.5%	+4.0%	-
Consumer	260,851	511,587	-	313,108	556,660	1,173,113	-16.7%	-8.1%	-
Industry and Others	34,264	76,679	-	62,290	96,746	236,022	-45.0%	-20.7%	-
Total	671,018	1,352,161	3,064,900	800,213	1,388,223	3,011,152	-16.1%	-2.6%	+1.8%
Americas
Office	143,334	285,744	-	155,172	274,729	601,090	-7.6%	+4.0%	-
Consumer	77,042	143,178	-	104,403	180,568	379,522	-26.2%	-20.7%	-
Industry and Others	10,143	18,131	-	10,364	19,197	42,687	-2.1%	-5.6%	-
Total	230,519	447,053	992,200	269,939	474,494	1,023,299	-14.6%	-5.8%	-3.0%
Europe
Office	169,018	351,198	-	197,298	335,150	733,216	-14.3%	+4.8%	-
Consumer	93,428	183,179	-	106,390	192,573	407,994	-12.2%	-4.9%	-
Industry and Others	6,195	14,217	-	7,281	13,924	31,264	-14.9%	+2.1%	-
Total	268,641	548,594	1,207,500	310,969	541,647	1,172,474	-13.6%	+1.3%	+3.0%
Asia and Oceania
Office	63,551	126,953	-	72,345	124,938	267,711	-12.2%	+1.6%	-
Consumer	90,381	185,230	-	102,315	183,519	385,597	-11.7%	+0.9%	-
Industry and Others	17,926	44,331	-	44,645	63,625	162,071	-59.8%	-30.3%	-
Total	171,858	356,514	865,200	219,305	372,082	815,379	-21.6%	-4.2%	+6.1%
Intersegment
Office	1,498	3,309	-	882	4,500	8,324	+69.8%	-26.5%	-
Consumer	223	476	-	465	1,023	1,705	-52.0%	-53.5%	-
Industry and Others	20,976	41,997	-	23,195	45,242	94,624	-9.6%	-7.2%	-
Eliminations	(22,697)	(45,782)	-	(24,542)	(50,765)	(104,653)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	465,799	946,661	2,029,000	521,943	931,077	1,987,269	-10.8%	+1.7%	+2.1%
Consumer	302,216	591,837	1,416,700	364,027	654,314	1,391,327	-17.0%	-9.5%	+1.8%
Industry and Others	91,256	183,049	403,600	108,930	191,258	432,958	-16.2%	-4.3%	-6.8%
Eliminations	(22,697)	(45,782)	(69,300)	(24,542)	(50,765)	(104,653)	-	-	-
Total	836,574	1,675,765	3,780,000	970,358	1,725,884	3,706,901	-13.8%	-2.9%	+2.0%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT

	(Millions of yen)
	2011			2010			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Office
External customers	464,301	943,352	2,019,200	521,061	926,577	1,978,945	-10.9%	+1.8%	+2.0%
Intersegment	1,498	3,309	9,800	882	4,500	8,324	+69.8%	-26.5%	+17.7%
Total sales	465,799	946,661	2,029,000	521,943	931,077	1,987,269	-10.8%	+1.7%	+2.1%
Operating profit	59,842	122,894	257,000	83,784	155,871	293,322	-28.6%	-21.2%	-12.4%
% of sales	12.8%	13.0%	12.7%	16.1%	16.7%	14.8%	-	-	-
Consumer
External customers	301,993	591,361	1,415,500	363,562	653,291	1,389,622	-16.9%	-9.5%	+1.9%
Intersegment	223	476	1,200	465	1,023	1,705	-52.0%	-53.5%	-29.6%
Total sales	302,216	591,837	1,416,700	364,027	654,314	1,391,327	-17.0%	-9.5%	+1.8%
Operating profit	45,315	85,224	234,800	66,933	114,266	238,065	-32.3%	-25.4%	-1.4%
% of sales	15.0%	14.4%	16.6%	18.4%	17.5%	17.1%	-	-	-
Industry and Others
External customers	70,280	141,052	345,300	85,735	146,016	338,334	-18.0%	-3.4%	+2.1%
Intersegment	20,976	41,997	58,300	23,195	45,242	94,624	-9.6%	-7.2%	-38.4%
Total sales	91,256	183,049	403,600	108,930	191,258	432,958	-16.2%	-4.3%	-6.8%
Operating profit	4,834	11,437	26,500	(5,424)	(8,379)	(9,831)	-	-	-
% of sales	5.3%	6.2%	6.6%	-5.0%	-4.4%	-2.3%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(22,697)	(45,782)	(69,300)	(24,542)	(50,765)	(104,653)	-	-	-
Total sales	(22,697)	(45,782)	(69,300)	(24,542)	(50,765)	(104,653)	-	-	-
Operating profit	(31,580)	(58,642)	(138,300)	(31,855)	(61,477)	(134,004)	-	-	-
Consolidated
External customers	836,574	1,675,765	3,780,000	970,358	1,725,884	3,706,901	-13.8%	-2.9%	+2.0%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	836,574	1,675,765	3,780,000	970,358	1,725,884	3,706,901	-13.8%	-2.9%	+2.0%
Operating profit	78,411	160,913	380,000	113,438	200,281	387,552	-30.9%	-19.7%	-1.9%
% of sales	9.4%	9.6%	10.1%	11.7%	11.6%	10.5%	-	-	-
	(P)=Projection
3. OTHER INCOME / DEDUCTIONS
	(Millions of yen)
	2011			2010			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Interest and dividend, net	1,890	3,088	4,800	855	1,790	4,091	+1,035	+1,298	+709
Forex gain (loss)	(2,056)	837	(1,400)	(551)	2,195	3,089	(1,505)	(1,358)	(4,489)
Equity earnings (loss) of affiliated companies	(2,499)	(5,377)	(7,800)	16,056	12,875	10,471	(18,555)	(18,252)	(18,271)
Other, net	5,881	4,198	4,400	(17,147)	(15,638)	(12,340)	+23,028	+19,836	+16,740
Total	3,216	2,746	0	(787)	1,222	5,311	+4,003	+1,524	(5,311)
	(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT

	2nd quarter	2nd quarter	2nd quarter	2nd quarter	2nd quarter	2nd quarter
	2011			2010
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Office
Monochrome copiers	15%	15%	15%	15%	16%	15%
Color copiers	17%	17%	17%	17%	18%	17%
Other printing devices	47%	47%	48%	49%	51%	50%
Others	21%	21%	20%	19%	15%	18%
Consumer
Cameras	69%	69%	71%	71%	69%	70%
Inkjet printers	26%	26%	24%	23%	24%	24%
Others	5%	5%	5%	6%	7%	6%
Industry and Others
Lithography equipment	15%	17%	21%	28%	20%	23%
Others	85%	83%	79%	72%	80%	77%

(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

2nd quarter	2nd quarter	2nd quarter	2nd quarter
	2011
	2nd quarter	1st half	Year (P)
Office
Japan	-8.2%	-6.4%	-
Overseas	-5.5%	+11.8%	-
Total	-5.8%	+7.9%	+5.7%
Consumer
Japan	-18.5%	-17.4%	-
Overseas	-11.7%	-1.2%	-
Total	-12.7%	-3.7%	+4.9%
Industry and Others
Japan	+53.6%	+30.7%	-
Overseas	-42.9%	-17.6%	-
Total	-15.0%	-2.7%	-6.0%
Total
Japan	-2.7%	-4.2%	+2.8%
Overseas	-10.8%	+4.6%	+5.7%
Americas	-5.0%	+3.8%	+3.6%
Europe	-12.1%	+7.0%	+4.9%
Asia and Oceania	-16.3%	+2.0%	+9.6%
Total	-9.4%	+2.9%	+5.2%
2nd quarter	2nd quarter	2nd quarter
		(P	)=Projection

- S3 -

Canon Inc.

6. PROFITABILITY

	2011		2010
	1st half	Year (P)	1st half	Year
ROE *1	8.3%	9.7%	9.2%	9.2%
ROA *2	5.5%	6.4%	6.3%	6.3%

(P)=Projection

*1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity

*2 Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates                                                                                                                                                                                                                                (Yen)

	2011			2010
	1st half	2nd half (P)	Year (P)	1st half	Year
Yen/US$	81.92	80.00	80.86	91.35	87.40
Yen/Euro	114.95	115.00	114.97	120.20	114.97

(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)
	2011
	1st half	Year (P)
US$	(62.0)	(95.3)
Euro	(17.8)	(3.1)
Other currencies	(5.5)	(1.3)
Total	(85.3)	(99.7)

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
2011
2nd half (P)
On sales
US$	10.2
Euro	5.3
On operating profit
US$	4.8
Euro	3.0
(P)=Projection

8. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2011		2010
	1st half	Year (P)	1st half	Year
Net cash provided by operating activities	190,825	510,000	348,575	744,413
Net cash used in investing activities	(73,308)	(360,000)	(176,982)	(342,133)
Free cash flow	117,517	150,000	171,593	402,280
Net cash used in financing activities	(126,434)	(200,600)	(150,605)	(279,897)
Effect of exchange rate changes on cash and cash equivalents	16,957	10,000	(44,325)	(76,838)
Net change in cash and cash equivalents	8,040	(40,600)	(23,337)	45,545
Cash and cash equivalents at end of period	848,619	800,000	771,697	840,579

(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE	(Millions of yen)

	2011		2010
	1st half	Year (P)	1st half	Year
Office	50,580	-	44,127	96,156
Consumer	38,943	-	40,498	82,843
Industry and Others	10,767	-	10,083	21,062
Corporate and Eliminations	45,884	-	58,117	115,756
Total	146,174	320,000	152,825	315,817
% of sales	8.7%	8.5%	8.9%	8.5%
			(P)=Prection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	(Millions of yen)
	2011		2010
	1st half	Year (P)	1st half	Year
Increase in PP&E	99,750	260,000	70,051	158,976
Depreciation and amortization	127,587	300,000	125,968	276,193
				(P)=Projection

11. INVENTORIES
(1) Inventories	(Millions of yen)
	2011	2010	Difference
	Jun.30	Dec.31
Office	214,288	186,817	+27,471
Consumer	134,220	107,261	+26,959
Industry and Others	130,211	90,699	+39,512
Total	478,719	384,777	+93,942
(2) Inventory turnover*	(Days)
	2011	2010	Difference
	Jun.30	Dec.31
Office	41	32	+9
Consumer	41	27	+14
Industry and Others	173	88	+85
Total	52	35	+17
*Index based on the previous six months sales.

12. DEBT RATIO
	2011	2010	Difference
	Jun.30	Dec.31
Total debt / Total assets	0.4%	0.3%	+0.1%

13. OVERSEAS PRODUCTION RATIO
	2011	2010
	1st half	Year
Overseas production ratio	52%	49%

14. NUMBER OF EMPLOYEES
	2011	2010	Difference
	Jun.30	Dec.31
Japan	71,324	71,954	(630)
Overseas	127,248	125,432	+1,816
Total	198,572	197,386	+1,186

- S5 -